UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Termination of Trust Agreement for Acquisition of Treasury Shares

On September 11, 2025, Woori Financial Group Inc. (“Woori Financial Group”) announced that the trust agreement it had entered into on February 11, 2025 to acquire treasury shares (the “Trust Agreement”), as had been previously disclosed through its report on Form 6-K furnished on February 7, 2025, has been terminated following the expiration of the contract period on September 11, 2025. The details of the termination are as follows:

Total Contract Amount	Before Termination		KRW 150,000,000,000
	After Termination		0

Contract Period (Before Termination)	Effective Date		February 11, 2025
	Termination Date		September 11, 2025

Reason for Termination			Expiration of the term of the agreement

Counterparty Subject to Contract Termination			KIWOOM Securities Co., Ltd.

Expected Date of Termination			September 11, 2025

Method of Return of Properties upon Termination			Return of cash and treasury shares

Number of Treasury Shares Held Prior to Termination	Acquisition from Profits Available for Dividend	Common Shares (percentage)	8,515,181 (1.1%)
		Other Shares	-
	Other Acquisitions	Common Shares (percentage)	53,945 (0.0%)
		Other Shares	-

Date of Resolution by the Board of Directors			-

Number of shares to be terminated		Common Shares	8,515,181
		Other Shares	-

Expected holding period after termination		Common Shares	Less than one month after the termination of the trust agreement
		Other Shares	-

Other Matters to Consider Before Making an Investment Decision

- Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the trust agreement is being terminated upon the expiration of the term of the agreement.

- The “Number of shares to be terminated” above is the number of shares acquired upon termination of the trust agreement.

- Following the termination of the Trust Agreement, the treasury shares will be delivered to the corporate account of Woori Financial Group and then subsequently cancelled.

- The “Expected holding period after termination” above reflects the time required to complete the share cancellation process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: September 11, 2025	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President